

22006689

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC Mail Processing

ANNUAL REPORTS
FORM X-17A-5
PART III

FEB 25 2022

Washington, DC

SEC FILE NUMBER
8-69886

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 8 Rivers Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

406 Blackwell Street, 4th Floor
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	781-780-7069 ext 11	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cree Alessandri & Strauss CPAs LLC
(Name – if individual, state last, first, and middle name)

20 Walnut Street, Suite 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

10/30/2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, G. William Brown, Jr. ,swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 8 Rivers Advisors, LLC ,as of December 31, 2021 ,is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SANDRA O PETTIFORD
Notary Public
Durham
County
NORTH CAROLINA

Signature: ______________________

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEC Mail Processing

FEB 2 5 2022

Washington, DC

8 RIVERS ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
8 Rivers Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 8 Rivers Advisors, LLC as of December 31, 2021, the related statements of operations, changes in Member's equity and cash flows for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 8 Rivers Advisors, LLC, as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 8 Rivers Advisors, LLC's management. Our responsibility is to express an opinion on 8 Rivers Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 8 Rivers Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of 8 Rivers Advisors, LLC's financial statements. The supplemental information is the responsibility of 8 Rivers Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 15, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC
Statement of Financial Condition
December 31, 2021

Assets

Current assets:		
Cash	$	40,006
Prepaid expenses		4,746
Total Assets	$	44,752

Liabilities and Member's Equity

Current liabilites:		
Accounts payable and accrued expenses	$	7,369
Total liabilities		7,369
Member's equity		37,383
Total Liabilities and Member's Equity	$	44,752

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement of Operations
For the year ended December 31, 2021

Revenues:		
Placement fees	$	37,569
Total Operating revenue		37,569
Expenses:		
Consulting and professional fees		79,100
Employee Compensation		63,192
Other		2,465
Regulatory fees		17,656
Rent		2,304
Communications and computer expense		13,809
Total Operating expenses		178,526
Net (loss)	$	(140,957)

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement Of Changes In Member's Equity
For the year ended December 31, 2021

Member's equity, January 1, 2021	$	16,844
Net income (loss)		(140,957)
Member's capital contributions		161,496
Member's equity, December 31, 2021	$	37,383

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement Of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities:	
Net income (loss)	$ (140,957)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(1,797)
Increase (decrease) in:	
Accounts payable and accrued expenses	260
Net cash provided (used) by operating activities	(142,494)
Cash flows from financing activities:	
Member's contributions	161,496
Net cash provided (used) by financing activities	161,496
Net decrease in cash	19,002
Cash, beginning of year	21,004
Cash, end of year	$ 40,006

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2021

NOTE 1 – DESCRIPTION OF THE COMPANY

8 Rivers Advisors, LLC (the "Company") formed on July 8, 2016 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on November 1, 2017. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
The company is a single member LLC and is a disregarded entity for income tax purposes. The net income or net loss is reported for federal and state purposes by the single member.

Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

8 Rivers Advisors, LLC
Notes to Financial Statements

December 31, 2021

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2021, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of
6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2021, the Company had net capital of $32,637 which was $27,637 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its parent, the Company pays a monthly fee for utilizing certain resources of the affiliate. The Company was charged $71,496 to cover office & facilities and support services for the 12 months ended December 31, 2021. At December 31, 2021 the Company owed its affiliate $0.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company did not maintain possession or control of any customer funds or securities from inception through December 31, 2021.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has no commitments & contingencies at December 31, 2021.

8 Rivers Advisors, LLC
Notes to Financial Statements

December 31, 2021

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 15, 2022, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2021.

NOTE 10 – COVID 19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, inperson programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

SUPPLEMENTARY INFORMATION

8 Rivers Advisors, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Net Capital Rule 15c3-1
December 31, 2021

Member's equity	$	37,383
Non-allowable assets:		
Prepaid expenses		(4,746)
Net capital before haircuts		32,637
Haircuts on securities		-
Net capital		32,637
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $7,369 or $5,000		5,000
Excess net capital	$	27,637
Ratio of aggregate indebtedness to net capital		.23 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	7,369
Total aggregate indebtedness	$	7,369

Reconciliation of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	32,637
Net capital per report pursuant to Rule 17a-5 (d)	$	32,637

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(Required by SEC Rule 17a-5 for a Broker-Dealer
not claiming an exemption from SEC Rule 15c3-3)

To: The Member of
8 Rivers Advisors, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) 8 Rivers Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which 8 Rivers Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (exemption provisions) and (2) 8 Rivers Advisors, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings.
b. Private placement of securities, including oil and gas; and
c. Merger and acquisition advisory services

and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception. 8 Rivers Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 8 Rivers Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.



We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 15, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC Exemption Report

8 River's Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
    a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings;
    b. Private placement of securities, including oil and gas; and
    c. Merger and acquisition advisory services

    and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

8 River's Advisors, LLC

I, Glenn William Brown, Jr affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



10 Feb 2022

Glenn William Brown, Jr

President & CEO

Date